

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2016

Theodore B. Young
Chief Financial Officer
Dorian LPG Ltd.
27 Signal Road
Stamford, Connecticut 06902

> **Re:** **Dorian LPG Ltd.**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed June 4, 2015**
> **Form 10-Q for the Quarter Ended December 31, 2015**
> **Filed January 29, 2016**
> **File No. 001-36437**

Dear Mr. Young:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 46

1. Please tell us your consideration for including the performance graph as required by Item 201(e) of Regulation S-K.

Management Discussion and Analysis

Critical Accounting Estimates

Impairment of Long-Lived Assets, page 53

2. We note the disclosure of your vessels as of March 31, 2015, which includes purchase price and carrying value at the balance sheet dates. Please tell us and revise your Critical Accounting Estimates section to provide an analysis as to how the carrying values of your vessels compare to the fair market value of such vessels as of the balance sheet dates presented in your financial statements. Further, please include a sensitivity analysis of your vessel valuations given your exposure to fluctuations in the spot market charter rates. The sensitivity analysis should also include a description of the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair values.

Results of Operations – Dorian LPG Ltd.

For the Year Ended March 31, 2015, page 55

3. We note your disclosure that you do not believe that the results of operations for the year ended March 31, 2015 and for the period July 1, 2013 through March 31, 2014 are comparable. However, the fact that fiscal 2015 is not comparable with the prior period, does not eliminate the requirement to discuss the reasons for the changes in your results of operations. In this regard, your discussion about the changes in revenue in fiscal 2015 should indicate the amount, or percentage increase related to the newly acquired vessels, as compared to the increase (or offsetting decrease) related to the vessels in operations during the prior period. Please revise accordingly. Your discussion of the changes in significant expense line items should be similarly revised.

Form 10-Q for the Quarter Ended December 31, 2015

Notes to the Unaudited Financial Statements

3. Transactions with Related Parties

Helios LPG Pool LLC, page 8

4. We note your interest in Helios Pool LPG LLC, or the Helios Pool, as a 50% joint venture with Phoenix Tankers Pte Ltd and that you have determined that it is a VIE and do not consolidate it because you are not the primary beneficiary. Please tell us how you determined your joint venture qualified as a VIE pursuant to ASC 810-10-25-26 and ASC 810-10-15-14 and 17. Additionally, please tell us and revise to disclose the significant factors considered and judgments made in determining that the power to direct the

activities of the VIE that most significantly impact the VIE's economic performance are shared, in accordance with the guidance in 810-10-25-38D. Please also refer ASC 810-10-50-4(e).

5. Please tell us your consideration for filing your joint venture agreement and pool participation agreement with Phoenix as Exhibits to your Form 10-Q, given the significant amount of net pool revenues earned in fiscal year 2016. Please refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure